SMOOTH GLOBAL (CHINA) HOLDINGS, INC.

ROOM 617, #17 ANYUAN ROAD CHAOYANG DISTRICT

BEIJING CITY, P.R. CHINA 100029

August 6, 2008

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Smooth Global (China) Holdings, Inc.

     Form 10-KSB for the Year ended December 31, 2007

     Filed April 15, 2005

     File No. 0-25707

Dear Mr. Spirgel

Below please find our response to the comment made in your July 31, 2008 letter to the undersigned. For your convenience, we have also included in this letter, in italicized text, the full text of the comment contained in your July 31, 2008 letter.

Report of Independent Registered Public Accounting Firm, page F-2

1

We note that your audit report was signed by an audit firm based in Brooklyn, New York.  After asking your auditor, please tell us where the majority of the audit work was conducted and how he concluded that it is appropriate to have an audit report issued by an auditor licensed in New York in view that all of your operations are in the PRC.  In addition, please have your auditors tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB.

Response:

We have reviewed your comment with Keith Zhen, our independent registered public accountant.  Mr. Zhen has advised us that he personally conducted all of the audit field work while present in our office in Beijing.  No foreign audit firm played a role in the preparation or furnishing of the audit reports.  Although Mr. Zhen was trained as an accountant in the U.S. and maintains his principal office in Brooklyn, Mr. Zhen has concluded that it is appropriate for him to render the audit report on our financial statements because Chinese is his native language, he specializes in providing accounting services to SEC filers whose operations are located in China, and he spends a considerable portion of each year within the PRC.

Should you have any further questions or comments, please contact Shuying Zheng, our Chief Executive Officer and Chief Financial Officer, at our offices, or our counsel, Robert Brantl (Tel: 914-693-3026, Fax: 914-693-1807).

Thank you for your assistance.

Very truly yours,

SMOOTH GLOBAL (CHINA) HOLDINGS, INC.

/s/ Shuying Zheng

Shuying Zheng

Chief Executive Officer, Chief Financial Officer